Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended
	June 30

	2003	2002
	(In Millions)
Earnings:
Earnings before income taxes and
cumulative effect of accounting change	$(1,965)	$(1,326)
Fixed charges, from below	334	397
Undistributed losses of affiliates	2	6
Interest capitalized	(2)	(17)

Earnings	$(1,631)	$ (940)
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Fixed charges:

Interest expense	$ 257	$ 288
Preferred stock dividend requirements	5	8
Portion of rental expense representative
of the interest factor	72	101

Fixed charges	$ 334	$ 397
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Ratio of earnings to fixed charges	(a)	(a)
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(a) Earnings were inadequate to cover fixed charges by $2.0 billion in 2003 and $1.3 billion in 2002.